FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 5 DATED DECEMBER 4, 2012
TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, and supplement no. 4 dated November 9, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to the risks related to an investment in our shares.

Risk Factors

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors - Risks Related to an Investment in Us.”
A significant portion of our leases are due to expire around the same period of time, which will likely (i) cause a loss in the value of your investment until the affected properties are re-leased, (ii) increase our exposure to downturns in the real estate market during the time that we are trying to re-lease such space and (iii) increase our capital expenditure requirements during the re-leasing period.
Approximately 31% and 40% of our leases (based on percentage of annualized base rent represented by such leases) are due to expire in 2017 and 2019, respectively. Most of this space is in single-tenant buildings. As the date of the expiration of a lease for a single-tenant building approaches, the value of the property generally declines because of the risk that the building may not be re-leased upon expiration of the existing lease or may not be re-leased on terms as favorable as those of the current leases. Therefore, if we were to list or liquidate our portfolio prior to the favorable re-leasing of the space referenced, you would likely suffer a loss on your investment. You may also suffer a loss (and a reduction in distributions) after the expiration of the lease terms if we are not able to re-lease such space on favorable terms. These expiring leases, therefore, increase your risk to real estate downturns during and approaching these periods of concentrated lease expirations. In addition, we are likely to have to spend significant capital in order to ready the space for new tenants. To meet our need for cash at this time, we may have to increase borrowings or reduce our distributions, or both.
The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the current value of your investment is likely to be less than the net proceeds we receive from the sale of shares. We may use the most recent price paid to acquire a share in this offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.
We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Our net offering proceeds of $21.63 per share could be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers at this time for the reasons discussed elsewhere in this prospectus, namely: (i) a substantial portion of our leases are due to expire in 2017 and 2019; (ii) we have paid distributions to stockholders in excess of our cash flow from operations; and (iii) we have raised fewer offering proceeds than expected, resulting in higher fixed operating expenses as a percentage of our revenue. In light of these factors, investors are not likely to receive a return of their purchase price upon a liquidity event unless our properties appreciate in value, whether due to inflation or otherwise.
To assist members of the Financial Industry Regulatory Authority (“FINRA”) and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, our advisor estimated the value of our common shares as $25.00 per share as of December 31, 2011. The basis for this valuation is the fact that the offering price of our shares of common stock in this offering is $25.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings - and have not done so for up to 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in Wells Core OP.)
Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of the our assets because (i) there is no public trading market for the shares at this time; (ii) the $25.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the recent disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.
When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012, supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, and supplement no. 5 dated December 4, 2012.
Supplement no. 1 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;

•	experts information; and

•	information incorporated by reference.
Supplement no. 2 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to our risk factors;

•	the renewal of our advisory agreement;

•	the amended share redemption program;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2012, filed on August 13, 2012; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2012.
Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.
Supplement no. 4 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	a change to the IRA custodian for purchasers who want to purchase shares through an IRA account;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2012, filed on November 6, 2012; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on November 6, 2012.
Supplement no. 5 includes:

•	updates to the risks related to an investment in our shares.